FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 17, 2004	Commission File Number: 1-15226

EnCana Corporation

(Translation of registrant’s name into English)

1800, 855 - 2nd Street SW
Calgary, Alberta, Canada T2P 2S5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

SIGNATURES
Form 6-K Exhibit Index
News Release dated December 17, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)
	By:	/s/ Linda H. Mackid Name: Linda H. Mackid Title: Assistant Corporate Secretary
Date: December 17, 2004

Form 6-K Exhibit Index

Exhibit No.
1	News release dated December 17, 2004 referenced as:

“EnCana extends small shareholder selling program”

EnCana extends small shareholder selling program

CALGARY, Alberta (December 17, 2004) — EnCana Corporation (TSX, NYSE: ECA) announced today it is extending its small shareholder selling program to March 4, 2005. The voluntary program, originally scheduled to expire on December 17, 2004, enables registered and beneficial shareholders who own 99 or fewer common shares of EnCana as of September 24, 2004, to sell their shares without incurring any brokerage commission. The sale of shares will be executed through the facilities of Toronto Stock Exchange.

EnCana is pleased to make this voluntary program available to its shareholders. However, EnCana makes no recommendation as to whether or not an eligible shareholder should participate in the program. The decision to participate should be based upon a shareholder’s particular financial circumstances. Eligible shareholders may wish to obtain advice from their broker or financial advisor as to the advisability of participating.

EnCana has retained Georgeson Shareholder Communications Canada Inc. of Toronto, Ontario to manage the program and to handle share transactions and payment. Questions regarding the program should be directed to them toll free at 1-888-288-3298 or collect at 416-862-8088.

EnCana Corporation
With an enterprise value of more than US$30 billion, EnCana is one of North America’s leading independent oil and gas companies. EnCana pursues predictable, reliable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. EnCana defines resource plays as large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have low geological and commercial development risk and low average decline rates. The application of technology to unlock the huge resource potential of these plays typically results in continuous increases in production and reserves and decreases in costs over multiple decades of resource play life. EnCana’s disciplined pursuit of these unconventional assets has enabled it to become North America’s largest natural gas producer and a leading developer of oilsands through in-situ recovery. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Tracy Weeks
Manager, Investor Relations
(403) 645-2007
Paul Gagne
Manager, Investor Relations
(403) 645-4737

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